SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. _____)*



                               FASTNET CORPORATION
                               -------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    311877104
                                    ---------
                                 (CUSIP Number)



                                December 31, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NUMBER: 311877104                                        PAGE 2 OF 5 PAGES


--------------------------------------------------------------------------------
1)       Names of Reporting Persons; S.S. or I.R.S. Identification

         Sonny C. Hunt
--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      N/A
         (b)      N/A
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Citizenship or Place of Organization                             U.S.A.
--------------------------------------------------------------------------------

   Number of           5)      Sole Voting Power                       2,725,000
    Shares             _________________________________________________________
 Beneficially
   Owned by            6)      Shared Voting Power
Each Reporting         _________________________________________________________
 Person With
                       7)      Sole Dispositive Power                  2,725,000
                       _________________________________________________________

                       8)      Shared Dispositive Power
--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially                                 2,725,000
         Owned by Each Reporting Person
--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)                          N/A
--------------------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row (9)                 18.2%
--------------------------------------------------------------------------------

12)      Type of Reporting Person (See Instructions)                          IN
--------------------------------------------------------------------------------


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CUSIP NUMBER: 311877104                                        PAGE 3 OF 5 PAGES

                                  SCHEDULE 13G

ITEM 1. (a).      NAME OF ISSUER:  FASTNET Corporation (the "Issuer")

                  (b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                           Two Courtney Place, Suite 130
                           3864 Courtney Street
                           Bethlehem, PA  18017

ITEM 2.  (a).     NAME OF PERSON FILING:  Sonny C. Hunt (the "Filer")

                  (b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:
                           Two Courtney Place, Suite 130
                           3864 Courtney Street
                           Bethlehem, PA  18017

                  (c).     CITIZENSHIP:  U.S.A.

                  (d). TITLE OF CLASS OF SECURITIES: Common Stock, no par value.

                  (e).     CUSIP NUMBER:  311877104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS:

                  (a)   [ ]  Broker or dealer registered under Section 15 of
                             the Exchange Act;

                  (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                             Act;

                  (c)   [ ]  Insurance company as defined in Section 3(a)(19) of
                             the Exchange Act;

                  (d)   [ ]  Investment company registered under Section 8 of
                             the Investment Company Act;

                  (e)   [ ]  An investment adviser in accordance with Rule
                             13-d-1(b)(1)(ii)(E);

                  (f)   [ ]  An Employee benefit plan or endowment fund in
                             accordance with Rule 13-d-1(b)(1)(ii)(F);

                  (g)   [ ]  A parent holding company or control person in
                             accordance with Rule 13-d-1(b)(1)(ii)(G);

                  (h)   [ ]  A Savings association as defined in Section 3(b) of
                             the Federal Deposit Insurance Act;

                  (i)   [ ]  A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)   [ ]  Group, in accordance with Rule 13-d-1(b)(1)(ii)(J);

Not Applicable.


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CUSIP NUMBER: 311877104                                        PAGE 4 OF 5 PAGES

ITEM 4.           OWNERSHIP.
         (a) - (c) The response of the Filer to Items 5 through 11 of the cover sheet of the Filer which relates to the beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference. The percentage ownership of the Filer is based upon 15,990,947 shares of Common Stock outstanding as of December 31, 2000, of which 14,990,947 were listed as outstanding on November 14, 2000 as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000, and an additional 1,000,000 shares of Common Stock were issued on December 18, 2000 through a private placement by the Issuer.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATIONS.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




             [The remainder of this page intentionally left blank.]



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CUSIP NUMBER: 311877104                                        PAGE 5 OF 5 PAGES

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2000

                                            Sonny C. Hunt



                                            By: /s/ Sonny C. Hunt
                                               ---------------------------------
                                               Sonny C. Hunt